EXHIBIT 3.3
AMENDMENT TO BYLAWS
OF
PROFESSIONAL VETERINARY PRODUCTS, LTD.
The Directors of the Corporation hereby agree as follows.
1.	Article II, Section 5 is hereby deleted and replaced with the following:

Section 5. Share Redemption

In the event (i) a shareholder desires to relinquish such shareholder’s share of stock; or (ii) a shareholder is no longer qualified to be a shareholder, or (iii) a shareholder owes the Corporation money and fails to make payments by the due date, the Corporation may in its discretion, repurchase such share of stock from the shareholder. The Corporation does not have any obligation to repurchase such shares. If the Corporation decides to repurchase such share, it shall repurchase the share only after receiving written notice of such shareholder’s desire to sell the share or receiving notice of the basis for non-qualification and at a price the shareholder paid for such share of stock.

In the event of the death of a shareholder, the Corporation shall, in its discretion, repurchase such share of stock from the legal representative of the estate of the deceased shareholder at the price the deceased shareholder paid for such share of stock. The Corporation does not have any obligation to repurchase such shares.

2.	Article III, Section 1 is revised to read as follows:

Annual Meeting. The annual meeting of the shareholders shall be held in the month of December in each year or at such other time or place as the Board of Directors shall determine. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the Board of Directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as reasonably possible.

3.	Article IV, Section 3 is revised to read as follows:

Election and Term of Office. The appropriate class of directors shall be elected at each annual meeting of the shareholders and shall hold office until removed or until their successors are respectively elected and qualified. The term of the members of the Board of Directors is staggered with a term of three years. Each member of the Board of Directors may be elected for consecutive terms; provided, that each member may not serve more than two consecutive terms.

4.	The following paragraph in Article IV, Section 3 can be deleted in its entirety.

Duly elected and qualified Class I directors shall serve until the 2000 annual meeting of shareholders, and thereafter, the terms of the Class I directors shall extend until the third succeeding annual meeting after each election of such directors. Duly elected and qualified Class II directors shall serve until the 2001 annual meeting of shareholders and, thereafter, the terms of Class II directors shall extend until the third succeeding annual meeting after each election of such directors. Duly elected and qualified Class III directors shall serve until the 2002 annual meeting of shareholders and thereafter, the terms of Class III directors shall extend until the third succeeding annual meeting after each election of such directors.

5.	A new Section 6 is hereby added to Article V:

Section 6. Rebate. From time to time designated corporate officers shall determine an amount to be returned to each shareholder. Such amounts shall not include any amounts which the designated officers conclude are required for the ongoing conduct and or expansion of the Corporation’s business. The Corporation shall issue to shareholders these amounts (hereafter referred to as the “product price reduction rebates”) based upon the shareholders’ eligible product purchases from the Corporation. If a shareholder is entitled to a product price reduction rebate, the shareholder shall be issued a credit memo at least once per fiscal year. The determination by the designated officers, upon approval of the Board of Directors, of the terms of the product price reduction rebate and the communication of such terms to the shareholder shall constitute a legally binding obligation on the part of the Corporation to issue the credit memo.

6.	Except for the above amendments, no further changes shall be made to the Bylaws.
Effective Date: May 26, 2006.

2